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                                                      Exhibit 12

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
                                           SODEXHO MARRIOTT SERVICES, INC.
                                  COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
                                                   ($ in millions)

                                                         34 WEEKS                        FISCAL YEAR ENDED
                                                                        ----------------------------------------------------
                                                      AUGUST 28, 1998        1997      1996       1995      1994       1993
                                                     ------------------ ---------- --------- ---------- --------- ----------

Income Before Cumulative Effect of a Change in
   Accounting Principle and Extraordinary Item                    $ 58       $335      $306       $247      $200       $159

Add / (Deduct):
Tax and Income Before Cumulative Effect of a
   Change in Accounting Principle and
   Extraordinary Item                                               42        219       196        165       142        116

Fixed Charges                                                       65        179       142        107        64         73

Interest Capitalized as Property and Equipment                       -        (16)       (9)        (6)       (4)        (3)

(Income) / Loss Related to certain
   50%-or-Less-Owned-Affiliates                                      -          -         1          -        (2)        (1)
                                                     ------------------ ---------- --------- ---------- --------- ----------

Earnings Available For Fixed Charges                              $165       $717      $636       $511      $420       $344
                                                     ================== ========== ========= ========== ========= ==========

Fixed Charges:
Interest Including Amounts Capitalized as Property
   and Equipment                                                  $ 65       $126      $ 94       $ 61      $ 36       $ 30

Portion of Rental Expense Representative
   of Interest                                                       -         53         8         45        45         40

Share of Interest Expense of certain
   50%-or-Less-Owned-Affiliates                                      -          -         -          1         3          3
                                                     ------------------ ---------- --------- ---------- --------- ----------

Total Fixed Charges                                               $ 65       $179      $142       $107      $ 64       $ 73
                                                     ================== ========== ========= ========== ========= ==========

Ratio of Earnings to Fixed Charges                                 2.5        4.0       4.5        4.8       5.0        4.7
                                                     ================== ========== ========= ========== ========= ==========

For the purpose of computing the ratio of earnings to fixed charges as prescribed by the rules and regulations of the Commission, earnings represent income before cumulative effect of a change in accounting principle and extraordinary item, plus, when applicable, (a) taxes on such income, (b) fixed charges, and (c) the Company's equity interest in losses of certain
50%-or-less-owned-affiliates; less (x) undistributed earnings of 50%-or-less-owned-affiliates, and (y) interest capitalized. Fixed charges represent interest (including amounts capitalized), representative of interest, and when applicable, the Company's share of the interest expense of certain 50%-or-less-owned-affiliates.

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